February 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Mortgage Opportunities Fund

Post-Effective Amendment No. 104
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 104 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new series to Columbia Funds Series Trust II (Registrant). This post-effective amendment shall become effective on the seventy-fifth day after filing.

If you have any questions regarding this filing, please contact the undersigned at 617-385-9536 or Patrick Gannon at 617-385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II